                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2004
                           COMMISSION FILE No. 1-9912

                           NOVA GAS TRANSMISSION LTD.

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F                      Form 40-F   X
                         -----                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                            No    X
                         -----                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-    N/A  .
                                    --------

(a) The Annual Filing of Reporting Issuer of the Registrant dated March 29, 2004 is furnished herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      NOVA GAS TRANSMISSION LTD.


                                      By: /s/ RHONDDA E.S. GRANT
                                          --------------------------------------
                                          Rhondda E.S. Grant
                                          Vice-President and Corporate Secretary

March 29, 2004

                                  EXHIBIT INDEX

(a)  Annual Filing of Reporting Issuer of the Registrant dated March 29, 2004.

                           NOVA GAS TRANSMISSION LTD.

                        ANNUAL FILING OF REPORTING ISSUER

                      for the year Ended December 31, 2003










                                                                  March 29, 2004

                           NOVA GAS TRANSMISSION LTD.

                                   THE COMPANY

     NOVA Gas Transmission Ltd. ("NOVA Gas Transmission") is a major Canadian natural gas transmission corporation headquartered in Calgary, Alberta. NOVA Gas Transmission was formerly known as NOVA Corporation of Alberta. NOVA Gas Transmission owns and operates an Alberta-based regulated pipeline business for the transportation of natural gas.

     Effective July 2, 1998, TransCanada PipeLines Limited ("TCPL") entered into a business combination with NOVA Corporation (now NOVA Chemicals Corporation("NOVA")). Under the terms of a Plan of Arrangement dated January 24, 1998 (the "Arrangement"), the companies merged and then split off the commodity chemicals business carried on by NOVA into a separate public company effective July 2, 1998. As a result of the Arrangement, NOVA Gas Transmission became an indirect wholly owned subsidiary of TCPL and as a result of a subsequent internal corporate re-organization in August, 1999, NOVA Gas Transmission is now a direct wholly-owned subsidiary.

     TransCanada Corporation ("TransCanada") was incorporated pursuant to the provisions of the CANADA BUSINESS CORPORATION ACT on February 25, 2003 in connection with a plan of arrangement designed to establish TransCanada as the parent company of TCPL. The arrangement was approved by TCPL common shareholders on April 25, 2003 and following court approval, Articles of Arrangement were filed making the arrangement effective May 15, 2003. Herein the "Company" refers to both TCPL and TransCanada collectively.

                          JURISDICTION OF INCORPORATION

     NOVA Gas Transmission was incorporated under the laws of the Province of Alberta, Canada.

                               FINANCIAL YEAR END

     The financial year end of NOVA Gas Transmission is December 31.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

     NOVA Gas Transmission has authorized an unlimited number of New Common Shares, an unlimited number of New Senior Preferred Shares, an Unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares and an unlimited number of Senior Preferred Shares. As at March 29, 2004, there were issued and outstanding 100,004 New Common Shares and 100,002 New Senior Preferred Shares.

     The holders of the New Common Shares and the New Senior Preferred Shares are entitled to attend and vote at all meetings of shareholders. Holders of all other preferred shares in any class or series, if any, are not entitled to vote except in exceptional circumstances. TCPL owns all issued and outstanding shares of NOVA Gas Transmission.

     NOVA Gas Transmission may not be continued outside of Alberta and into any other jurisdiction. NOVA Gas Transmission may not, without the approval of the Alberta Energy and Utilities Board ("EUB"), sell, lease, mortgage or otherwise dispose of or encumber any of its property, franchise, privileges or rights unless it is in the ordinary course of business. Additionally, unless authorized by the EUB, NOVA Gas Transmission may not sell or permit the transfer of any New Common Shares to a corporation, however incorporated, if the sale or transfer would result in the vesting in that corporation of more than 50 per cent of the outstanding capital stock of NOVA Gas Transmission. Under the GAS UTILITIES ACT (Alberta), NOVA Gas Transmission may not issue any shares or evidences of indebtedness payable in more than one year, without an order of the EUB. The EUB has granted an order dated June 17, 1996, which has been amended November 5, 1998 and June 7, 1999, which permits NOVA Gas Transmission to issue its common shares to TCPL for cash, issue debt securities, and enter into credit facilities, provided that in each instance, such activities are for the purposes of funding capital expenditures for NOVA Gas Transmission's Alberta pipeline system, financing working capital or other general corporate purposes, or managing the equity component of NOVA Gas Transmission's capital structure in accordance with direction from the EUB. This order remains in effect until revoked by the EUB.

     Restrictions on NOVA Gas Transmission's ability to declare and pay dividends on its New Common Shares are contained in certain of NOVA Gas Transmission's debt instruments. NOVA Gas Transmission does not view any of these restrictions as currently imposing any material restriction on its ability to declare and pay dividends on its New Common Shares.

                     DIRECTORS OF NOVA GAS TRANSMISSION LTD.

     The following table and associated notes set forth, in alphabetical order, the names of each director of NOVA Gas Transmission at March 29, 2004, their municipalities of residence, their respective principal occupations within the past five years and, where applicable, the period during which each director has served as director of NOVA Gas Transmission and when each director's term of office expires.

     NAME AND                        PERIOD DURING WHICH A     PRESENT PRINCIPAL OCCUPATION
     MUNICIPALITY OF                 DIRECTOR OF NOVA GAS      (INCLUDING ALL POSITIONS CURRENTLY HELD
     RESIDENCE                       TRANSMISSION(1)           WITH  NOVA GAS TRANSMISSION)(2)
     -----------------------------------------------------------------------------------------------------------
     BELLSTEDT, Albrecht W. A.       Since March 31, 1999      Executive Vice-President, Law  and General
     Calgary, Alberta                                          Counsel, TransCanada and TCPL and Executive
                                                               Vice-President, NOVA Gas Transmission

     GIRLING, Russell K.             Since August 1, 1999      Executive Vice-President, Corporate
     Calgary, Alberta                                          Development and Chief Financial Officer,
                                                               TransCanada and TCPL and Executive
                                                               Vice-President and Chief Financial Officer,
                                                               NOVA Gas Transmission

     TURNER, Ronald J.               Since October 22, 1999    Executive Vice-President, Gas
     Calgary, Alberta                                          Transmission, TransCanada and TCPL and
                                                               President, NOVA Gas Transmission

     Notes:

     (1) The directors of NOVA Gas Transmission are elected annually for a term of one year.

     (2) No Director has any interest in the voting securities of NOVA Gas Transmission.

     None of NOVA Gas Transmission's directors beneficially owns, directly or indirectly, or exercises control over, any voting securities of NOVA Gas Transmission or its subsidiaries.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of NOVA Gas Transmission does not have an executive committee and NOVA Gas Transmission is not required to have an audit committee.

                       COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

     NOVA Gas Transmission's Board of Directors is composed entirely of individuals who are full time employees and officers of the Company and NOVA Gas Transmission and as such do not receive any compensation in respect of their service as directors of NOVA Gas Transmission.

COMPENSATION OF OFFICERS

     NOVA Gas Transmission's officers also serve as officers of the Company. An aggregate remuneration is paid for serving as an officer of the Company and for serving as an officer of NOVA Gas Transmission.

SUMMARY COMPENSATION TABLE

     The following table provides a summary of the remuneration earned by the Chief Executive Officer and the four other most highly compensated policy-making executive officers of NOVA Gas Transmission Ltd. serving at December 31, 2003, (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended December 31, 2003, 2002 and 2001. Since such named executive officers also serve as officers of the Company, they are paid by TCPL and their compensation is determined by the Board of Directors of TCPL in the case of the Chief Executive Officer and by the Human Resources Committee of TCPL's Board of Directors for the others. As a result most of the information contained under this heading is extracted from TransCanada's Management Proxy Circular dated February 24, 2004 other than the information in respect of Messrs. Bellstedt and Wishart. The Human Resources Committees of the Boards of Directors of TransCanada and TCPL have been delegated joint responsibility to make determinations with respect to executive compensation. Hereafter references to the Human Resources Committee means those committees collectively. The summary of the remuneration also includes stock options awarded under the TransCanada Stock Option Plan (the "Stock Option Plan") and units awarded under the TransCanada Executive Share Unit Plan (the "Executive Share Unit Plan") on February 23, 2004 which awards are attributable, in part, to 2003 performance. Specific aspects of this compensation are described in the following tables.

------------------------------------------------------------------------------------------------------------------------------------
                                                ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                                     ------------------------------------------------------------------------------
                                                                                               AWARDS
                                                                                ----------------------------------
                                                                                      SECURITIES
                                                                        OTHER            UNDER          RESTRICTED
                                                                        ANNUAL          OPTIONS            SHARE        ALL OTHER
NAME AND PRINCIPAL POSITION                   SALARY     BONUS(1)   COMPENSATION(2)    GRANTED(3)         UNITS(4)   COMPENSATION(5)
OF THE NAMED EXECUTIVE OFFICERS      YEAR      ($)         ($)          ($)                (#)              ($)           ($)
------------------------------------------------------------------------------------------------------------------------------------
H.N. Kvisle                          2003    772,503      900,000      69,108           165,000         1,961,538        53,915
Chief Executive Officer              2002    726,252    1,000,000      93,230           200,000         1,095,000             0
                                     2001    627,091      959,000      32,999           250,000(6)              0             0
------------------------------------------------------------------------------------------------------------------------------------
R.K. Girling                         2003    443,751      430,000      39,611            60,000           784,570        21,566
Executive Vice-President             2002    420,003      480,000      26,904            80,000           438,000         6,575
and Chief Financial Officer          2001    395,001      440,000      26,812            65,000                 0         6,561
------------------------------------------------------------------------------------------------------------------------------------
R.J. Turner                          2003    447,501      300,000      64,233            40,000           577,272        16,175
President                            2002    436,254      340,000      41,420            60,000           328,500             0
                                     2001    412,503      340,000      45,453            50,000                 0             0
------------------------------------------------------------------------------------------------------------------------------------
A.W.A. Bellstedt                     2003    337,506      270,000      43,910            40,000           577,272        16,175
Executive Vice-President             2002    327,501      300,000       9,641            60,000           328,500             0
                                     2001    315,012      260,000      20,830            45,000                 0             0
------------------------------------------------------------------------------------------------------------------------------------
D.M. Wishart                         2003    279,435      270,000       5,189            40,000           577,272        10,783
Executive Vice-President,            2002    245,346      165,609      15,896            40,000           219,000             0
Operations and Engineering           2001    233,775      156,600      11,128            30,000                 0             0
------------------------------------------------------------------------------------------------------------------------------------

     NOTES:

     (1) AMOUNTS REFERRED TO IN THIS TABLE AS "BONUS" ARE PAID PURSUANT TO THE COMPANY'S INCENTIVE COMPENSATION PROGRAM. SEE "REPORT ON EXECUTIVE COMPENSATION -- SHORT-TERM INCENTIVE COMPENSATION".

     (2) THE AMOUNTS IN THIS COLUMN INCLUDE THE VALUE OF SALARY PAID IN LIEU OF VACATION AND THESE NAMED EXECUTIVES OFFICERS RECEIVED THE FOLLOWING IN 2003: MR. KVISLE - $28,270, MR. TURNER - $42,308; AND IN 2002: MR.
          KVISLE - $53,848. ALSO, THIS COLUMN INCLUDES AMOUNTS PAID TO THE NAMED EXECUTIVE OFFICERS BY WAY OF FLEX BENEFIT CREDITS APPLIED TO THE TRANSCANADA EMPLOYEE STOCK SAVINGS PLAN ("EMPLOYEE STOCK SAVINGS PLAN"), SPECIFICALLY, IN 2003: MR. KVISLE - $31,772 AND MR. TURNER - $17,388; AND IN 2002: MR. KVISLE - $32,135. IN ADDITION, THE AMOUNTS INCLUDE PAYMENTS MADE TO THE NAMED EXECUTIVE OFFICERS BY SUBSIDIARIES AND AFFILIATES OF TRANSCANADA (INCLUDING DIRECTORS' FEES PAID BY AFFILIATES AND AMOUNTS PAID FOR SERVING ON MANAGEMENT COMMITTEES OF PARTNERSHIPS IN WHICH TRANSCANADA HOLDS AN INTEREST).

     (3) THIS COLUMN SHOWS THE NUMBER OF STOCK OPTIONS AWARDED UNDER THE STOCK OPTION PLAN TO EACH OF THE NAMED EXECUTIVE OFFICERS FOR EACH OF THE FINANCIAL YEARS. A SIMILAR NUMBER OF PERFORMANCE UNITS WERE GRANTED IN 2002 AND 2001 UNDER THE TRANSCANADA PERFORMANCE UNIT PLAN (THE "PERFORMANCE UNIT PLAN"). SEE "REPORT ON EXECUTIVE COMPENSATION --PERFORMANCE UNIT PLAN". FOR THe MOST RECENT YEAR, THE STOCK OPTION AWARD WAS APPROVED IN FEBRUARY 2004 AND IS ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S 2003 AND EXPECTED FUTURE CONTRIBUTIONS; NO CORRESPONDING PERFORMANCE UNITS WERE GRANTED. OPTIONS AWARDED FOR THE 2002 AND 2001 CALENDAR YEARS ARE DESCRIBED IN THE TCPL MANAGEMENT PROXY CIRCULARS DATED FEBRUARY 25, 2003 AND FEBRUARY 26, 2002, RESPECTIVELY. THE STOCK OPTION PLAN IS DESCRIBED UNDER "REPORT ON EXECUTIVE COMPENSATION--STOCK OPTION PLAN".

     (4) THE AMOUNTS IN THIS COLUMN WERE REPORTED IN THE COLUMN "ALL OTHER COMPENSATION" IN PREVIOUS YEARS AND REFLECT THE DOLLAR VALUE OF UNITS

          AWARDED UNDER THE EXECUTIVE SHARE UNIT PLAN TO EACH OF THE NAMED EXECUTIVE OFFICERS FOR EACH OF THE FINANCIAL YEARS. THE DOLLAR VALUE IS DETERMINED BY MULTIPLYING THE NUMBER OF UNITS AWARDED BY THE CLOSING MARKET PRICE OF TRANSCANADA COMMON SHARES ON THE DATE OF THE AWARD. IN ADDITION, AT THE TIME DIVIDENDS ARE DECLARED ON TRANSCANADA COMMON SHARES EACH UNIT ACCRUES AN AMOUNT EQUAL TO SUCH DIVIDENDS, WHICH AMOUNT IS THEN REINVESTED AT SUCH TIME IN ADDITIONAL UNITS AT A PRICE EQUAL TO THE MARKET VALUE OF A TRANSCANADA COMMON SHARE. FOR THE MOST RECENT YEAR, THE AWARD OF UNITS WAS APPROVED IN FEBRUARY 2004 AT AN AWARD PRICE OF $26.80. THE INITIAL AWARD OF UNITS UNDER THE EXECUTIVE SHARE UNIT PLAN APPROVED IN FEBRUARY 2003 IS DESCRIBED IN TCPL'S MANAGEMENT PROXY CIRCULAR DATED FEBRUARY 25, 2003. VESTING OF ANY OR ALL OF THESE UNITS IS PERFORMANCE BASED, AND AS SUCH A DISCOUNT FACTOR WAS APPLIED WHEN DETERMINING THE NUMBER OF UNITS AWARDED FOR EACH OF THE FINANCIAL YEARS. SEE "REPORT ON EXECUTIVE COMPENSATION-- EXECUTIVE SHARE UNIT PLAN". THE AGGREGATE NUMBER OF UNITS AT DECEMBER 31, 2003 AND THEIR VALUES AT THEIR RESPECTIVE AWARD DATES ARE AS
          FOLLOWS:

          -------------------------------------- ---------------------------- -------------------
                                                   RESTRICTED SHARE UNITS          VALUE AT
                                                  HELD AT DECEMBER 31, 2003       AWARD DATE
                                                              #                       $
          -------------------------------------- ---------------------------- -------------------
          H.N. Kvisle                                       52,210                $1,148,915
          -------------------------------------- ---------------------------- -------------------
          R.K. Girling                                      20,884                   459,566
          -------------------------------------- ---------------------------- -------------------
          R.J. Turner                                       15,663                   344,675
          -------------------------------------- ---------------------------- -------------------
          A.W.A. Bellstedt                                  15,663                   344,675
          -------------------------------------- ---------------------------- -------------------
          D.M. Wishart                                      10,442                   229,783
          -------------------------------------- ---------------------------- -------------------

     (5) THE AMOUNTS IN THE COLUMN "RESTRICTED SHARE UNITS" WERE REPORTED IN THIS COLUMN IN THE TCPL MANAGEMENT PROXY CIRCULAR DATED FEBRUARY 25, 2003. FOR 2003, THE AMOUNTS IN THIS COLUMN INCLUDE THE VALUE OF ADDITIONAL UNITS ACQUIRED THROUGH THE REINVESTMENT OF DIVIDEND EQUIVALENTS ACCRUED ON OUTSTANDING UNITS UNDER THE EXECUTIVE SHARE UNIT PLAN. FOR 2002 AND 2001, THE AMOUNTS IN THIS COLUMN ALSO INCLUDE AMOUNTS CONTRIBUTED BY TCPL TO THE NAMED EXECUTIVE OFFICER UNDER THE DEFINED CONTRIBUTION PENSION PLAN. SEE "PENSION AND RETIREMENT BENEFITS".

     (6) MR. KVISLE WAS APPOINTED PRESIDENT AND CHIEF EXECUTIVE OFFICER OF TCPL ON MAY 1, 2001 AND RECEIVED AN AWARD OF 100,000 STOCK OPTIONS UPON APPOINTMENT.

LONG-TERM INCENTIVE PLANS

PERFORMANCE UNIT PLAN ACCRUALS FOR 2003

     The following table sets forth information regarding Performance Unit Plan awards made to the Named Executive Officers. Commencing December 31, 2002 no further awards have been made under the Performance Unit Plan. The estimated future payouts set out in the table include all accruals up to and including the accrual approved on February 23, 2004 which accrual is attributable to 2003 performance. See "Report on Executive Compensation --Performance Unit Plan" for information with respect to this plan.

-----------------------------------------------------------------------------------------------------------------------
                                                                                     ESTIMATED FUTURE PAYOUTS UNDER
                                                                                  NON-SECURITIES PRICE-BASED PLANS(3)
                                                                              -----------------------------------------
                                UNITS(1)                                           THRESHOLD        TARGET     MAXIMUM
NAME                              (#)        PERIOD UNTIL MATURATION(2)         ($ OR #)       ($ OR #)          ($)
-----------------------------------------------------------------------------------------------------------------------
H.N. Kvisle                     150,000      February 25, 2012                     N/A            N/A          305,250
                                100,000      March 20, 2011                        N/A            N/A          293,500
                                 42,500      February 27, 2011                     N/A            N/A          124,738
                                 55,000      February 28, 2010                     N/A            N/A          209,825
                                 50,000      February 1, 2010                      N/A            N/A          190,750
                                 90,000      September 1, 2009                     N/A            N/A          343,350
-----------------------------------------------------------------------------------------------------------------------
R.K. Girling                     65,000      February 25, 2012                     N/A            N/A          132,275
                                 45,000      February 27, 2011                     N/A            N/A          132,075
                                 45,000      February 28, 2010                     N/A            N/A          171,675
                                 50,000      February 1, 2010                      N/A            N/A          190,750
                                 20,000      July 29, 2009                         N/A            N/A           76,300
                                 25,000      March 1, 2009                         N/A            N/A           95,375
                                 25,000      December 3, 2008                      N/A            N/A           95,375
                                 25,162      December 9, 2007                      N/A            N/A          126,439
-----------------------------------------------------------------------------------------------------------------------
R.J. Turner                      50,000      February 25, 2012                     N/A            N/A          101,750
                                 42,500      February 27, 2011                     N/A            N/A          124,738
                                 35,000      February 28, 2010                     N/A            N/A          133,525
                                 50,000      February 1, 2010                      N/A            N/A          190,750
                                 20,000      July 29, 2009                         N/A            N/A           76,300
                                 40,000      March 1, 2009                         N/A            N/A          152,600
-----------------------------------------------------------------------------------------------------------------------
A.W.A. Bellstedt                 45,000      February 25, 2012                     N/A            N/A           91,575
                                 42,500      February 27, 2011                     N/A            N/A          124,738
                                 35,000      February 28, 2010                     N/A            N/A          133,525
                                 50,000      February 1, 2010                      N/A            N/A          190,750
                                 20,000      July 29, 2009                         N/A            N/A           76,300
                                 50,000      February 2, 2009                      N/A            N/A          190,750
-----------------------------------------------------------------------------------------------------------------------
D.M. Wishart                     30,000      February 25, 2012                     N/A            N/A           61,050
                                 35,000      February 27, 2011                     N/A            N/A          102,725
                                 20,000      February 28, 2010                     N/A            N/A           76,300
                                 20,000      February 1, 2010                      N/A            N/A           76,300
                                 20,000      March 1, 2009                         N/A            N/A           76,300
                                 25,162      December 9, 2007                      N/A            N/A          126,439
-----------------------------------------------------------------------------------------------------------------------

     NOTES:

     (1) AS NO FURTHER AWARDS HAVE BEEN MADE UNDER THIS PLAN, IT WILL BE PHASED OUT OVER THE 10-YEAR LIFE OF THE OUTSTANDING UNITS.

     (2) THE EXERCISE PERIOD FOR ALL UNITS COMMENCES UPON VESTING, WHICH IS THE THIRD ANNIVERSARY OF THE AWARD DATE AND EXPIRES ON THE TENTH ANNIVERSARY OF THE AWARD DATE, WITH THE EXCEPTION OF THE PERFORMANCE UNITS MATURING ON FEBRUARY 1, 2010 GRANTED UNDER A ONE TIME SPECIAL PERFORMANCE INCENTIVE PROGRAM, WHICH VESTED ON FEBRUARY 22, 2002. SEE "REPORT ON EXECUTIVE COMPENSATION--PERFORMANCE UNIT PLAN".

     (3) THE HUMAN RESOURCES COMMITTEE DETERMINED IN FEBRUARY 2004 THAT $1.06 WILL ACCRUE FOR 2003 IN RESPECT OF THE AWARDS MADE FROM 1995 TO 2002, WHICH AWARDS ARE REFERRED TO BEGINNING AT THE FIRST LINE FOR EACH NAMED EXECUTIVE OFFICER. THE AMOUNTS REFERRED TO HEREIN MAY NEVER BE RECEIVED BY THE NAMED EXECUTIVE OFFICERS. SEE "REPORT ON EXECUTIVE COMPENSATION--PERFORMANCE UNIT PLAN".

OPTIONS GRANTED FOR 2003

     The following table sets forth the stock options under the Stock Option Plan earned and awarded to each of the Named Executive Officers for 2003 and for their expected future contributions. See "Report on Executive Compensation--Stock Option Plan" for information with respect to this plan.

     Options awarded in 2003 and attributable to the executive's performance for the 2002 calendar year are reported in TCPL's Management Proxy Circular dated February 25, 2003 and in this Annual Filing of Reporting Issuer under "Compensation of Officers -- Summary Compensation Table".

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         MARKET VALUE OF COMMON
                                                                                             SHARES UNDERLYING
                         NUMBER OF COMMON            % OF TOTAL         EXERCISE PRICE   OPTIONS ON THE DATE OF
                       SHARES UNDER OPTIONS        OPTIONS GRANTED        ($/COMMON              GRANT
NAME                        GRANTED(1)          TO EMPLOYEES FOR 2003      SHARE)(2)        ($/COMMON SHARE)       EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------------------
H.N. Kvisle                   165,000                    12.02               26.85               26.80             February 23, 2011
------------------------------------------------------------------------------------------------------------------------------------
R.K. Girling                   60,000                     4.37               26.85               26.80             February 23, 2011
------------------------------------------------------------------------------------------------------------------------------------
R.J. Turner                    40,000                     2.91               26.85               26.80             February 23, 2011
------------------------------------------------------------------------------------------------------------------------------------
A.W.A. Bellstedt               40,000                     2.91               26.85               26.80             February 23, 2011
------------------------------------------------------------------------------------------------------------------------------------
D.M. Wishart                   40,000                     2.91               26.85               26.80             February 23, 2011
------------------------------------------------------------------------------------------------------------------------------------

     NOTES:

     (1) ANNUAL OPTION AWARDS UNDER THE STOCK OPTION PLAN AWARDED TO THE NAMED EXECUTIVE OFFICERS IN RELATION TO THE 2003 CALENDAR YEAR AND EXPECTED FUTURE CONTRIBUTIONS WERE APPROVED BY THE HUMAN RESOURCES COMMITTEE ON FEBRUARY 23, 2004 AND ARE REFLECTED IN THIS ANNUAL FILING OF REPORTING ISSUER. THESE OPTIONS VEST AND ARE EXERCISABLE AS TO 33 1/3% ON EACH ANNIVERSARY OF THE AWARD DATE FOR A PERIOD OF THREE YEARS.

     (2) THE EXERCISE PRICE IS EQUAL TO THE HIGHER OF THE CLOSING PRICE OF TRANSCANADA COMMON SHARES ON THE AWARD DATE AND THE WEIGHTED AVERAGE CLOSING PRICE OF TRANSCANADA COMMON SHARES ON THE TORONTO STOCK EXCHANGE ("TSX") DURING THE FIVE TRADING DAYS IMMEDIATELY PRIOR TO THE AWARD DATE OF THE OPTIONS.

AGGREGATE OPTION EXERCISES DURING 2003 AND 2003 YEAR-END OPTION VALUES

     The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended December 31, 2003, the aggregate value realized upon exercise, the total number of unexercised options, if any, and the value of unexercised "in-the-money" options at December 31, 2003. This table does not include the stock options awarded on February 23, 2004 which award is included in the Summary Compensation Table. The value of unexercised "in-the-money" options at the financial year end is the difference between the exercise price and the closing price of $27.88 per share of a TransCanada common share on the TSX on December 31, 2003. The underlying options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

----------------------------------------------------------------------------------------------------------------------------------
                                                               UNEXERCISED OPTIONS AT          VALUE OF UNEXERCISED IN-THE-MONEY
                         COMMON SHARES     AGGREGATE              DECEMBER 31, 2003              OPTIONS AT DECEMBER 31, 2003
                          ACQUIRED ON        VALUE                        (#)                                   ($)
                           EXERCISE         REALIZED        -------------------------------- -------------------------------------
NAME                          (#)               ($)           EXERCISABLE    UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------------------
H.N. Kvisle                        0                0           376,875          310,625         3,791,906         1,913,119
---------------------------------------------------------------------------------------------------------------------------------
R.K. Girling                       0                0           256,412          123,750         2,723,443           764,662
----------------------------------------------------------------------------------------------------------------------------------
R.J. Turner                   35,000          454,200           187,225           95,625         1,904,179           599,119
----------------------------------------------------------------------------------------------------------------------------------
A.W.A. Bellstedt             155,000        1,777,110            54,375           93,125           459,731           582,994
----------------------------------------------------------------------------------------------------------------------------------
D.M. Wishart                       0                0           126,412           63,750         1,271,742           405,113
----------------------------------------------------------------------------------------------------------------------------------

PENSION AND RETIREMENT BENEFITS

     The Named Executive Officers participate in the Registered Pension Plan and the Executive Supplemental Pension Plan of TCPL which are both non-contributory defined benefit pension plans. The Registered Pension Plan previously provided three benefit options, a defined benefit, defined contribution and a combination option (defined benefit and defined contribution). The Registered Pension Plan was amended effective October 1, 2001 eliminating the combination option for new members. The Registered Pension Plan was amended January 1, 2003 to eliminate the defined contribution option. Credited service and benefits of all previous defined contribution participants has been recognized in the defined benefit plan as if such participant had always participated in the defined benefit plan.

     The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is based on: 1.25% of a person's highest average pensionable earnings up to the Final Average Year's Maximum Pensionable Earnings; plus 1.75% of a person's highest average pensionable earnings in excess of the Final Average Year's Maximum Pensionable Earnings; multiplied by the total number of years credited in the Registered Pension Plan ("Credited Pensionable Service"). Pensionable earnings include base salary and actual incentive compensation payments to a targeted percentage for all employees. Highest average pensionable earnings are defined as the average annual pensionable earnings during the 36 consecutive months when earnings were highest in the last 15 years prior to termination of employment. Final Average Year's Maximum Pensionable Earnings are defined as the three-year average of the Year's Maximum Pensionable Earnings as determined in accordance with the CANADA PENSION PLAN ACT.

     Registered defined benefit pension plans are subject to a maximum annual benefit accrual provided for by the INCOME TAX ACT (Canada), currently $1,833 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $116,000 per annum.

     Under the TCPL Executive Supplemental Pension Plan, Named Executive Officers of NOVA Gas Transmission, among others, are entitled to supplementary pension benefits. Under this plan, the annual pension benefit is equal to the amount calculated using a formula of 1.75% multiplied by the officer's Credited Pensionable Service under the plan multiplied by the amount by which such officer's highest average annual pensionable earnings exceeds such officer's highest average annual Registered Pension Plan earnings.

     Under the Defined Benefit Plan and the Executive Supplemental Pension Plan, a Named Executive Officer will receive the following normal form of pension:

     (a) in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant's designated joint annuitant; and

     (b) in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and for unmarried participants or married participants who have received spousal consent and who have so elected, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

     In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any required waivers are completed.

     The following table sets out for the Named Executive Officers, the estimated annual Defined Benefit Plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the TCPL Registered Pension Plan and the TCPL Executive Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) in specified final average pensionable earnings and years of Credited Pensionable Service classifications.

-------------------------------------------------------------------------------------------------------------------------
                                                         YEARS OF CREDITED PENSIONABLE SERVICE(1)
          FINAL AVERAGE               -----------------------------------------------------------------------------------
      PENSIONABLE EARNINGS                 10            15          20            25              30              35
-------------------------------------------------------------------------------------------------------------------------
            $ 400,000                   $68,000      $102,000     $136,000      $170,000        $204,000        $238,000
-------------------------------------------------------------------------------------------------------------------------
              600,000                   103,000       155,000      206,000       258,000         309,000         361,000
-------------------------------------------------------------------------------------------------------------------------
              800,000                   138,000       207,000      276,000       345,000         414,000         483,000
-------------------------------------------------------------------------------------------------------------------------
            1,000,000                   173,000       260,000      346,000       433,000         519,000         606,000
-------------------------------------------------------------------------------------------------------------------------
            1,200,000                   208,000       312,000      416,000       520,000         624,000         728,000
-------------------------------------------------------------------------------------------------------------------------
            1,400,000                   243,000       365,000      486,000       608,000         729,000         851,000
-------------------------------------------------------------------------------------------------------------------------
            1,600,000                   278,000       417,000      556,000       695,000         834,000         973,000
-------------------------------------------------------------------------------------------------------------------------
            1,800,000                   313,000       470,000      626,000       783,000         939,000       1,096,000
-------------------------------------------------------------------------------------------------------------------------
            2,000,000                   348,000       522,000      696,000       870,000       1,044,000       1,218,000
-------------------------------------------------------------------------------------------------------------------------

     NOTE:

     (1) ASSUMING THAT THE NAMED EXECUTIVE OFFICERS ABOVE REMAIN EMPLOYED BY TCPL UNTIL AGE 60 AND THAT THE REGISTERED PENSION PLAN AND THE EXECUTIVE SUPPLEMENTAL PENSION PLAN REMAIN IN FORCE SUBSTANTIALLY IN THEIR PRESENT FORMS, SUCH OFFICERS WILL HAVE APPROXIMATELY THE FOLLOWING LISTED NUMBER OF YEARS OF CREDITED PENSIONABLE SERVICE: H.N. KVISLE -- 23 YEARS, R.K. GIRLING -- 24 YEARS; R.J. TURNER -- 31 YEARS, A.W.A. BELLSTEDT -- 20 YEARS AND D.M. WISHART -- 17.5 YEARS. SEE "EMPLOYMENT CONTRACTS". AMOUNTS ARE ROUNDED TO THE NEAREST ONE THOUSAND DOLLARS.

EMPLOYMENT CONTRACTS

     TCPL has entered into agreements with Mr. Kvisle and Mr. Bellstedt to grant additional credited pensionable service. Upon their completion of five years of continuous service with the Company (the "Vesting Period"), they will be granted five years of additional credited pensionable service. Effective on each of the next five anniversaries of the Vesting Period, Mr. Kvisle and Mr. Bellstedt will be granted one additional year of credited pensionable service. All such additional service is not to exceed ten additional years of credited pensionable service and is only to be recognized on that portion of their pensionable earnings which exceeds their annual Registered Pension Plan earnings, to be recognized in the Executive Supplemental Pension Plan.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

     The Human Resources Committee of the Company is composed of five directors being, K.L. Hawkins (Chair), W.K. Dobson, D.P. O'Brien, W.T. Stephens, and J.D. Thompson, who are neither officers nor former officers of TransCanada or any of its subsidiaries. The committee is mandated to review the company's human resource policies and plans, monitor succession planning, and to assess the performance of the Chief Executive Officer and other senior officers of the Company against set objectives. The committee approves the salary and other remuneration to be awarded to senior executive officers of the Company. The committee reports to the Board with recommendations on the remuneration package for the Chief Executive Officer. The committee approves executive compensation plans, as well as approving any major changes to the Company's compensation and benefit plans. The committee considers and approves any changes to TCPL's Canadian pension plans relating to benefit aspects of these plans. Further, the committee administers or monitors the Executive Share Unit Plan, the TransCanada Restricted Share Unit Plan (the "Restricted Share Unit Plan"), the Stock Option Plan and the Performance Unit Plan. The committee reports to the Board on all material matters considered or recommended and approved by it.

REPORT ON EXECUTIVE COMPENSATION

     The Human Resources Committee reviews overall compensation policies and approves the salary and other remuneration to be awarded to executive officers of the Company. The Company has adopted a market based compensation program which is designed to be competitive in attracting and retaining employees and to appropriately reward accomplishments and results through pay for performance. The program is comprised of four components: base salary, short-term, mid-term and long-term incentive compensation. The program provides for a combination of competitive base salary and performance-based incentive programs that focus on business achievements, fulfillment of individual objectives and overall job performance. There is a particular focus on reinforcing commitment to maximize shareholder value. Business and individual performance targets are set annually. If actual performance meets objectives, an individual's total direct compensation is designed to be comparable to the median of the market. If actual performance exceeds those targets, an individual's total direct compensation is designed to be competitive with compensation levels in other top performing companies within the comparator group.

     In addition, effective January 1, 2003, senior officers of the Company were given guidelines to achieve an ownership stake in TransCanada that is significant in relation to their base salary. Officers have five years to meet these ownership guidelines, which are:

          President and Chief Executive Officer........ 3 times Base Salary
          Executive Vice-Presidents.................... 2 times Base Salary
          Certain Senior Executives.................... 1 times Base Salary

     In calculating their ownership in TransCanada common shares, officers are entitled to include the value of shares owned, and any units held under the Executive Share Unit Plan, described elsewhere in this Annual Filing of Reporting Issuer. Pursuant to the Company's stock ownership guidelines, as at December 31, 2003 the CEO held a current value of $2,543,073 in eligible shares. This is equivalent to 3.24 times his 2003 base salary.

     The pay mix as between base salary and performance based incentive programs for the Named Executive Officers ranges from 26% to 37% of total direct compensation in base pay and 63% to 74% of total direct compensation in performance based incentives.

     When determining the level of individual executive compensation, the committee considers market compensation data, which is provided by independent compensation consultants. This compensation data comprises aggregate compensation market data from other Canadian based companies (head office or subsidiary offices) of similar size and scope to the TransCanada group of companies, determined by revenue, assets, market capitalization, number of employees and industry. The industry data utilized is derived from and includes oil and gas (upstream, downstream, heavy oil), pipeline, transportation and, for the power business, electric utilities. This group of companies is referred to in this report as the "comparator group".

     For 2003, the Company's objectives which includes NOVA Gas Transmission focused on the diligent and disciplined implementation of the Company's key strategies for growth and value creation. The Company's performance against these strategies delivered strong financial results with an increase in earnings compared to 2002 and continued strong cash flows. Specifically:

     o Net income from continuing operations per TransCanada share in 2003 was $1.66 compared to $1.56 in 2002;

     o Funds generated from continuing operations in 2003 were approximately $1.8 billion; and

     o    Total shareholder return was 27% in 2003.

     BASE SALARIES

     Base salaries for the Named Executive Officers are considered against the market compensation data for similar roles and levels of responsibility within the comparator group. Individual salaries are based on the Named Executive Officer's performance contribution to TransCanada and TCPL including NOVA Gas Transmission, as assessed by the President and Chief Executive Officer of the Company and the Human Resources Committee, and approved by the committee.

     SHORT-TERM INCENTIVE COMPENSATION

     Annual incentive compensation is designed to link total cash (base salary and short-term incentive awards combined) compensation levels to the achievement of business and individual goals. The plan provides for annual cash awards based on individual contribution to the Company's results, measured against objectives that are determined at the beginning of each year with an emphasis placed on the individual's performance or contribution toward financial objectives.

     If individual threshold performance levels are not reached, no incentive is payable; if target performance levels are reached, the notional market target award is payable. The plan also provides for incentive payments in excess of the notional market target award, at the discretion of the Company's President and Chief Executive Officer and in consultation with the Human Resources Committee, if performance in a year is superior or exceptional.

     MID-TERM INCENTIVE PROGRAM

     EXECUTIVE SHARE UNIT PLAN

     The Named Executive Officers participate in a mid-term incentive program, the Executive Share Unit Plan was implemented on February 24, 2003 and was then amended to give effect to the plan of arrangement which resulted in TransCanada becoming the parent corporation of TCPL and NOVA Gas Transmission. The Executive Share Unit Plan is an integral part of the competitive compensation program and is performance driven in that it aligns the individual performance of officers, including the Named Executive Officers, with the achievement of financial objectives and shareholder interests. Under the Executive Share Unit Plan, the Named Executive Officers are eligible for an annual award of a certain number of units as determined at the discretion of the Human Resources Committee. The Human Resources Committee will consider an individual's performance, level of responsibility, number of stock options awarded, the market value of the Executive Share Unit and stock option awards in comparison to the market data of its competitors, and the degree to which each executive's potential and contribution will be key to the success of the Company including NOVA Gas Transmission in determining the size of the unit award for each individual executive officer.

     At the time of an award, each Executive Share Unit represents the value of one TransCanada common share and, during the three year vesting cycle, at the time a dividend is declared on the TransCanada common shares each unit accrues an amount equal to such dividend, which amount is then reinvested at such time in additional units at a price equal to the market value of a common share. At the end of three years, provided that the pre-determined corporate performance criteria (as discussed below) are met, the units will vest. Upon vesting, the units held will be valued based on the current share price (a weighted average closing price on the TSX during the five trading days immediately prior to the valuation date) of the TransCanada common shares.

     At the time of an award, the Human Resources Committee will set predetermined corporate performance criteria as a target and a threshold. If at the end of the three year term the target is achieved or exceeded, 100% of the units held will vest and, if only the threshold is achieved, 50% of the units held will vest. If the threshold is not achieved, none of the units held will vest. In the event that the threshold is exceeded but the target is not achieved, the committee will have the discretion to determine on a PRO RATA basis the number of units that vest. Awards are based on the target and threshold and are measured with respect to the absolute total shareholder return ("TSR"), the relative TSR as compared to other specified comparison companies (these include Canadian and U.S. organizations with comparable business models and a sample of the Standard & Poor's ("S&P")/TSX 60 index companies) and corporate financial performance (earnings per share (EPS) and funds generated from continuing operations).

     LONG-TERM INCENTIVE PROGRAM

          STOCK OPTION PLAN

     The Named Executive Officers, as well as other key employees, are eligible to participate in the Stock Option Plan.

     The Stock Option Plan is a component of the Named Executive Officers' total compensation program. The Stock Option Plan is intended to reinforce executive officer commitment to the long-term growth and profitability of the Company and shareholder value. The size of the annual stock option award to individual executive officers is determined by considering individual performance, level of responsibility, authority and overall importance to the current welfare of the TransCanada group of companies, and the degree to which each executive officer's long-term potential and contribution will be key to the long-term success of the Company including NOVA Gas Transmission. The committee has flexibility in the determination of the size of the award, the vesting date and expiry date for any options awarded; and, when making its decisions, takes into account all relevant circumstances (including the value of TransCanada's stock option awards in comparison with its competitors and the number of units awarded under the Executive Share Unit Plan). In the case of stock options, executive officers benefit only if the market value of the stock subject to the option at the time of exercise is greater than that at the time of the award.

     The Stock Option Plan is administered by the Human Resources Committee. The exercise price of options is determined by the committee at the time options are awarded and is equal to the higher of the closing price of TransCanada common shares on the date of the award and the weighted average closing price of the TransCanada common shares on the TSX during the five trading days immediately preceding the date of the award. Options awarded under the Stock Option Plan up to and including the 2002 award vest as to 25% on the date of award and then 25% on each anniversary thereafter for a period of three years and will be eligible to be exercised until their expiry date, which is generally ten years from the date on which they were awarded. Options awarded under the Stock Option Plan since 2003 will vest as to 33 1/3% on each anniversary of the date of award for a period of three years. Such options will be eligible to be exercised until their expiry, which will generally be seven years from the date on which they were granted.

     The total number of common shares originally reserved for issuance under the Stock Option Plan was 25,000,000. As at December 31, 2003, approximately 10,355,000 common shares were issuable under outstanding options under the Stock Option Plan. As at February 24, 2004, approximately 11,555,000 common shares were issuable under outstanding options under the Stock Option Plan. Exercise prices for unexercised, issued options range from $10.03 to $26.85, with expiry periods ranging from March 4, 2004 to February 25, 2012.

          PERFORMANCE UNIT PLAN

     The Performance Unit Plan was established in 1995, has been amended from time to time and is administered by the committee. The Named Executive Officers, as well as other key employees, participate in the plan. In July 2002, the committee amended the plan to provide that no further units would be granted under the plan. Accruals on outstanding performance units, however, will continue in accordance with the plan until 2012. In 2003 the plan was amended to give effect to the plan of arrangement effective May 15, 2003.

     Under the Performance Unit Plan, a unit accrues annually a cash amount which is no greater than the dividends paid on a TransCanada common share for the preceding financial year if TransCanada's total shareholder return is equal to or greater than that of the peer group index for such financial year. If TransCanada's total shareholder return is less than that of the peer group index for such year, the committee may award a lesser amount.

     A performance unit may be redeemed for the dollar value accrued on the unit beginning on the third anniversary of the award date, the vesting date, and is deemed to be automatically redeemed on the tenth anniversary of the award date. However, at the time of exercise the market price of a TransCanada common share plus the amount accrued on the unit must be equal to or greater than the market price of a TransCanada common share on the award date of the unit, and the Stock Option awarded on the same date as the unit must have been previously exercised provided such exercise was not prior to the unit's vesting date.

     As at December 31, 2003, approximately 7,550,000 units under the Performance Unit Plan were outstanding. As at February 24, 2004, approximately 7,519,000 units under the Performance Unit Plan were outstanding.

     EMPLOYEE STOCK SAVINGS PLAN

     Named Executive Officers participate in the Employee Stock Savings Plan on the same basis as all other employees. Each employee may direct a payroll deduction toward the purchase of TransCanada common shares. TCPL matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional Company contribution of 1% of the employee's base salary. The shares purchased and the dividends paid on those shares are allocated to the employee account and vest immediately.

     COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Mr. Kvisle's compensation is established with reference to the comparator group. The Human Resources Committee makes recommendations to the Board regarding Mr. Kvisle's compensation on the same performance-related basis as for the other executive officers including a review of the CEO's success with respect to all of his personal objectives. There are no established weightings or formulaic calculations used in assessing Mr. Kvisle's performance against objectives. The committee considered weightings but made a decision to use discretion instead, but place a higher emphasis on financial results such as earnings per share, earnings before interest, taxes, depreciation and amortization (EBITDA) and TEV/EBITDA (total enterprise value divided by EBITDA). Mr. Kvisle's compensation is comprised of base salary, incentive compensation and participation in the Executive Share Unit Plan, Stock Option Plan, Performance Unit Plan, Employee Stock Savings Plan, and Registered Pension Plan and Executive Supplemental Pension Plan. See "Compensation and Other Information - Employment Contracts".

     The Chief Executive Officer's 2003 personal objectives focused on maximizing shareholder value by providing strong corporate leadership in the pursuit of growth and value creation through business development opportunities in the pipeline and power businesses; optimizing company assets through active portfolio management and adhering to operationally excellent business practices; and, building management teams at all levels of the organization capable of delivering business results in line with investors expectations. Advancing the Company's and NOVA Gas Transmission's position in the overall energy value chain by building long-term winning relationships is an ongoing priority for Mr. Kvisle.

     The level of focused and strategic leadership provided by Mr. Kvisle resulted in net income, earnings per share, and TSR in excess of objectives, positioning the TransCanada group of companies to capture opportunities that create significant value for shareholders in the short term and over the long term.

     The Board of TCPL is of the view that Mr. Kvisle's contribution to the Company's, including NOVA Gas Transmission, achievements in 2003 was superior, resulting in his compensation being in excess of the median of the comparator group. In the determination of Mr. Kvisle's total direct compensation for 2003, the Board of TCPL considered the achievement of the corporate and personal objectives and goals (both financial and non-financial) as well as any significant economic, industrial, or market circumstances that influenced the performance of the Company including NOVA Gas Transmission. In this regard, the Board of TCPL is determined that all financial objectives of the Company including NOVA Gas Transmission were met with the majority exceeding target.

         Submitted by the Human Resources Committee of the Board:

              K.L. Hawkins (Chair)             W.T. Stephens
              W.K. Dobson                      J.D. Thompson
              D.P. O'Brien

PERFORMANCE GRAPH

     The following chart compares the five-year cumulative total shareholder return on the TCPL common shares and, subsequent to May 15, 2003, TransCanada common shares to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 1998 in common shares).

                                   [GRAPHIC]

-----------------------------------------------------------------------------------------------------------------------
                                                                                                           COMPOUND
                 DEC 31, 1998  DEC 31, 1999   DEC 31, 2000   DEC 31, 2001  DEC 31, 2002   DEC 31, 2003   ANNUAL GROWTH
-----------------------------------------------------------------------------------------------------------------------
TransCanada          100           58.9           87.2           105.6         127.3         161.7           10.1%
-----------------------------------------------------------------------------------------------------------------------
TSX                  100           131.7         141.5          123.7          108.3         137.2            6.5%
-----------------------------------------------------------------------------------------------------------------------


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer is indebted to NOVA Gas Transmission or any of its subsidiaries.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No insider has any material interest in NOVA Gas Transmission or any of its subsidiaries.

                                     AUDITOR

KPMG LLP has been appointed as auditor for NOVA Gas Transmission and has served as auditor for the Company since 1956. KPMG LLP is the auditor for NOVA Gas Transmission and its subsidiaries.

                              MANAGEMENT CONTRACTS

The management functions of NOVA Gas Transmission are substantially performed by the directors and senior officers of the Company.

Dated this 29th day of March, 2004

                                          On behalf of the Board of Directors

                                          /s/ RHONDDA E.S. GRANT
                                          --------------------------------------
                                          Rhondda E.S. Grant
                                          Vice-President and Corporate Secretary


21